EXHIBIT 99.1

BrainsWay Reports Third Quarter 2019 Financial Results and Operational Highlights

Third quarter revenues were $5.9 million, up 38% over the same quarter in the prior year

JERUSALEM, Israel and HACKENSACK, N.J., Nov. 25, 2019 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in the advanced non-invasive treatment of brain disorders, today reported financial results for the quarter ended September 30, 2019, and provided an operational update.

“We are pleased with our solid performance in the third quarter of this year,” said Dr. David Zacut, Chairman, Interim CEO and a founder of BrainsWay. “These positive results reflect the continued increase in demand for our Deep Transcranial Magnetic Stimulation system (Deep TMS) and the sustained momentum of our business during the Company’s strategic transition to U.S.-based leadership, which began during the third quarter with the relocation of our Chief Financial Officer and Chief Operations Officer, Hadar Levy, to New Jersey. Our third quarter performance is further notable in light of the seasonality typically associated with this quarter. We look forward to continuing to implement our growth strategy through our focus on commercial excellence and scientific advancement.”

Financial Results for the Third Quarter Ended September 30, 2019

  Quarterly record revenue of $5.9 million, an increase of 38% over the third quarter of 2018.
  Recurring revenues of $3.4 million, an increase of 40% over the third quarter of 2018.
  Since September 30, 2018, BrainsWay’s installed base has increased by 138, reaching an all-time high of 488 Deep TMS systems and reflecting a quarter-over-quarter increase of 32 systems.
  As of September 30, 2019, the Company has shipped 132 OCD coils as add-on helmets to certain of BrainsWay’s new and existing systems since marketing clearance was obtained in August 2018.
  Gross margin for the third quarter of 2019 was 81%, compared to 78% during the third quarter of 2018.
  Research and development (R&D) expenses for the quarter were $1.9 million, compared to $1.4 million in the same period in 2018. The increase was due to the continued development of BrainsWay’s proprietary Deep TMS technology, including completion of the smoking cessation study and conducting clinical trials for the treatment of post-traumatic stress disorder and other brain disorders.
  Sales and marketing expenses for the quarter were $3.5 million, compared to $2.0 million in the same period in 2018. The increase was primarily driven by an expansion of the sales force and enhanced marketing activities for both MDD and OCD.
  General and administrative expenses for the quarter were $1.5 million, compared to $0.9 million for the same period in 2018. The increase was due to additional costs associated with BrainsWay being a public company in the U.S. and an increase in an allowance for doubtful accounts.
  Operating expenses totaled $7.0 million, compared to $4.3 million in the third quarter of 2018. The increase was primarily driven by the enhanced sales and marketing activities, and the increase in R&D expenses, as well as the increased general and administrative costs incurred following BrainsWay’s IPO in the U.S.
  Operating loss for the quarter was $2.2 million, compared to $0.9 million for the same period in 2018. The increase in operating loss is in-line with the Company’s strategy to accelerate growth by increasing the size of the sales force and enhancing marketing activities globally.
  Net loss for the quarter was $2.6 million, compared to $1.5 million in the third quarter of 2018.
  The basic and diluted net loss per ordinary share for the third quarter of 2019 was $0.12 per share, compared to $0.09 per share in the third quarter of 2018.
  Cash used in operating activities for the three months ended September 30, 2019, was $2.1 million, compared to $0.3 million in the third quarter of 2018. During the third quarter of 2019, the Company increased its net trade receivables by $0.6 million. Cash used in investing activities was $1.2 million, compared to $0.5 million in the third quarter of 2018. The increase was primarily driven by increased purchase of system components in order to meet the anticipated demand for the Company’s Deep TMS systems.

Financial Position

As of September 30, 2019, the Company had cash and short-term investments of approximately $23.9 million, compared to $27.6 million at June 30, 2019. BrainsWay has no debt (other than certain liabilities with respect to R&D grants).

Recent Corporate Highlights

  Expanded commercialization efforts to increase adoption of Deep TMS, including hiring additional sales representatives in the U.S.
  Completed enrollment necessary for interim analysis in multicenter post-traumatic stress disorder study; interim results anticipated by year-end 2019.
  Completed planned protocol for opioid abuse study; the Company expects to submit an investigational new device application with the FDA and, if approved, begin the trial in Q1 2020.

Conference Call and Webcast

BrainsWay’s management will host a conference call on Monday, November 25, 2019, at 9:00 a.m. Eastern Time to discuss these results and answer questions.

Monday, November 25, at 9:00 AM Eastern Time:

Telephone conference
Dial in information:
Standard international:	+44 (0) 2071 928000
Israel, Tel Aviv (Local):	+972 3 721 7998
United States, New York (Local):	+1 631-510-7495
Confirmation Code:	3672577

To listen to a live webcast, please visit the Investors section of the BrainsWay website at www.brainsway.com. The webcast replay will be available on the website for two weeks following the completion of the call.

About BrainsWay

BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), for which BrainsWay received marketing authorization from the U.S. Food and Drug Administration (FDA) in 2013 (for MDD) and in August 2018 (for OCD). BrainsWay is currently conducting clinical trials of Deep TMS in other psychiatric, neurological and addiction disorders, including smoking cessation and post-traumatic stress disorder, and is planning trials for opioid addiction, fatigue in multiple sclerosis (MS) and post-stroke rehabilitation.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies in the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay Ltd.
Hadar Levy
Chief Operating Officer and Chief Financial Officer
Hadarl@Brainsway.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	September 30,		December 31,
	2019	2018	2018
	Unaudited		Audited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,741	$9,502	$8,968
Short‑term deposits	171	1,118	101
Trade receivables, net	5,020	3,098	2,904
Other accounts receivable	1,684	981	1,505
	30,616	14,699	13,478

NON‑CURRENT ASSETS:
Restricted deposit.	-	1,019	1,007
Long-term prepaid expenses	-	-	1,345
Long‑term deposit	160	156	146
Leased systems.	5,375	4,455	4,510
System components and other property and equipment	4,692	2,931	3,116
	10,227	8,561	10,124
	$40,843	$23,260	$23,602

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables.	$1,563	$1,240	$2,243
Other accounts payable	3,504	2,408	3,459
Deferred revenues	1,141	2,175	1,333
Loan from bank	-	375	750
Liability in respect of research and development grants	1,045	511	554
	7,253	6,709	8,339
NON‑CURRENT LIABILITIES:
Loan from bank	-	2,431	2,083
Deferred revenues and other liabilities	2,009	327	1,108
Liability in respect of research and development grants	5,246	4,712	4,980
Warrants	80	229	140
	7,335	7,699	8,311

EQUITY:
Share capital	202	171	171
Share premium	93,680	67,193	67,193
Share‑based payment	4,154	3,108	3,357
Adjustments arising from translating financial statements from functional currency to presentation currency	(2,188)	(2,188)	(2,188)
Accumulated deficit	(69,593)	(59,432)	(61,581)
	26,255	8,852	6,952
	$40,843	$23,260	$23,602

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018

	Unaudited				Audited
Revenues	$16,809	$11,625	$5,932	$4,295	$16,397
Cost of revenues	3,687	2,484	1,153	926	3,589
Gross profit	13,122	9,141	4,779	3,369	12,808
Research and development expenses, net	6,067	4,334	1,913	1,353	6,156
Selling and marketing expenses	9,665	5,816	3,549	2,028	8,345
General and administrative expenses	3,875	2,353	1,492	929	3,421
Total operating expenses	19,607	12,503	6,954	4,310	17,922
Operating loss	6,485	3,362	2,175	941	5,114
Finance expense, net	1,252	834	344	508	1,156
Loss before income taxes	7,737	4,196	2,519	1,449	6,270
Income taxes	275	134	113	28	209
Net loss and total comprehensive loss	$8,012	$4,330	$2,632	$1,477	$6,479
Basic and diluted net loss per share	$(0.40)	$(0.25)	$(0.12)	$(0.09)	$(0.39)

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018

	Unaudited				Audited

Cash flows from operating activities:
Total net loss	$(8,012)	$(4,330)	$(2,632)	$(1,477)	$(6,479)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:
Depreciation and amortization	1,401	426	408	209	463
Depreciation of leased systems	735	555	303	198	765
Finance expenses, net	1,252	834	344	508	1,157
Cost of share‑based payment	981	461	289	164	710
Income taxes	275	134	113	28	209
	4,644	2,410	1,457	1,107	3,304

Changes in asset and liability items:
Increase in trade receivables	(2,165)	(638)	(637)	(248)	(419)
Decrease (increase) in other accounts receivable	13	(57)	127	32	(595)
Decrease (increase) in long-term prepaid expenses	-	-	-	-	(217)
Increase (decrease) in trade payables	426	(199)	(322)	(299)	859
Increase (decrease) in other accounts payable	(257)	637	195	596	482
Increase (decrease) in deferred revenues and other liabilities	19	(253)	(127)	4	(314)
	(1,964)	(510)	(764)	85	(204)

Cash paid and received during the period for:
Interest paid	(267)	(189)	(27)	(77)	(239)
Interest received	127	32	67	28	37
Taxes	(542)	(182)	(161)	(3)	(192)
	(682)	(339)	(121)	(52)	(394)
Net cash used in operating activities	(6,014)	(2,769)	(2,060)	(337)	(3,773)

Cash flows from investing activities:
Purchase of property and equipment and system components (*)	(2,973)	(1,440)	(1,193)	(533)	(1,972)
Investment in short‑term deposits, net	(84)	(50)	(1,031)	(2)	(50)
Withdrawal of (Investment in) long‑term deposits, net	1,007	(131)	1,007	-	886
Net cash used in investing activities	(2,050)	(1,621)	(1,217)	(535)	(1,136)

Cash flows from financing activities:
Repayment of loan from bank, net	(3,000)	-	-	-	-
Receipt of government grants	141	132	16	119	149
Repayment of liability in respect of research and development grants	(275)	(414)	(275)	(218)	(414)
Repayment of lease liability	(311)	-	(104)	-	-
Proceeds from issuance of shares, net	26,333	-	-	-	-
Net cash provided by (used in) financing activities	22,888	(282)	(363)	(99)	(265)
Exchange rate differences on cash and cash equivalents	(51)	(335)	(32)	(18)	(367)
Increase (decrease) in cash and cash equivalents	14,773	(5,007)	(3,672)	(989)	(5,541)
Cash and cash equivalents at the beginning of the period	8,968	14,509	27,413	10,491	14,509
Cash and cash equivalents at the end of the period	$23,741	$9,502	$23,741	$9,502	$8,968

(a) Significant non‑cash transactions:
Purchase of property and equipment on credit	$189	$312	$112	$312	$280

(*) Derived mainly from purchase of system components